Exhibit (a)(1)(B)

To: All Employees

From: Bob Hagerty

Subject: Employee Stock Option Exchange Program

Date: July 27, 2009

Following up on my comments in last week’s Company Meeting and the email I sent on May 28th, I am very pleased to announce that our one-time voluntary stock option exchange offer that was approved by our stockholders in May will open today. The window in which options may be exchanged will remain open until 9 p.m. (PT) Aug. 21, 2009.

As you may recall, this program will allow many of you to voluntarily exchange certain outstanding stock options for Restricted Stock Units (RSUs). Many of you currently hold stock options that are significantly underwater (i.e., the option’s strike price is higher than the company’s current stock price). Since RSUs always have value, this program will help remedy the underwater situation.

Eligibility is limited to current employees who hold options priced above our current 52-week high of $28.94. Only options granted under the Polycom, Inc. 2004 Equity Incentive Plan, the Polycom, Inc. 1996 Stock Incentive Plan, and/or the PictureTel Corporation 1998 Acquisition Stock Option Plan are eligible. Employees in Denmark and Australia are not eligible.

If you are eligible, you will receive a follow-up email later today from OptionExchange@polycom.com providing you with all the information you need to participate.

Full details on the offer also are available at www.sec.gov.

I believe this option exchange program is one way that Polycom’s board of directors, stockholders, and senior management team are demonstrating their commitment to employees. Thank you for your continued efforts, customer focus, and contributions to Polycom.

Best regards,

Bob